UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 1, 2010

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Notice of Annual General Meeting of China Yuchai International Limited

99.2	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 1, 2010

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Boo Guan Saw
Name:	Mr. Boo Guan Saw
Title:	President and Director

Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To all Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, July 2, 2010 at 9.30 a.m. (Hong Kong time) for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2009.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$510,959 for the financial year 2009 (Directors’ fees paid for FY 2008: US$574,658).

3.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr Kwek Leng Peck

(ii)	Mr Teo Tong Kooi

(iii)	Mr Saw Boo Guan

(iv)	Mr Gan Khai Choon

(v)	Mr Tan Aik-Leang

(vi)	Mr Neo Poh Kiat

(vii)	Mr Matthew Richards

(viii)	Mr Zhang Shi Yong

4.	To re-elect the following Directors retiring pursuant to Bye-law 4(3) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr Tan Eng Kwee (appointed on February 2, 2010)

(ii)	Mr Ching Yew Chye (appointed on February 2, 2010)

(iii)	Mr Han Yi Yong (appointed on May 7, 2010)

5.	To re-appoint Messrs Ernst & Young LLP as independent auditors of the Company and to authorise the Audit Committee to fix their remuneration.

6.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Saw Boo Guan
President
Date: June 1, 2010

Notes:

1.	Pursuant to the bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

2.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 14, 2010 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

3.	A Member is entitled to appoint one or more proxies to attend and vote in his stead.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at P.O. Box 3550, South Hackensack NJ 07606-9250, U.S.A. not less than 48 hours before the time appointed for the Meeting, that is no later than 9.30 a.m. on Wednesday, June 30, 2010 (Singapore time) or 9.30 p.m. on Tuesday, June 29, 2010 (New York time).

6.	The Company has retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies.

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

74811

▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example	☒

	FOR	AGAINST	ABSTAIN		(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box below and write that nominee’s name(s) in the space provided below.)		FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
1. To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2009.	☐	☐	☐

					3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:		☐	☐	☐

2.   To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$510,959 for the financial year 2009 (Directors’ fees paid for FY 2008: US$574,658).

	☐	☐	☐	01 Mr Kwek Leng Peck 02 Mr Teo Tong Kooi 03 Mr Saw Boo Guan	04 Mr Gan Khai Choon 05 Mr Tan Aik-Leang 06 Mr Neo Poh Kiat	07 Mr Matthew Richards 08 Mr Zhang Shi Yong
*Exceptions

					4. To re-elect the following Directors retiring pursuant to Bye-law 4(3) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:		☐	☐	☐
01 Mr Tan Eng Kwee (appointed on February 2, 2010) 02 Mr Ching Yew Chye (appointed on February 2, 2010) 03 Mr Han Yi Yong (appointed on May 7, 2010)

*Exceptions

					5. To re-appoint Messrs Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.		FOR	AGAINST	ABSTAIN
							☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐

Total No. of Shares Held:	Date:

Signature(s) of Shareholder(s)/Common Seal	Signature(s) of Shareholder(s)/Common Seal

IMPORTANT – Please read the following notes before completing this form.

1.

You may appoint a proxy of your choice who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration we would request members not to appoint more than two proxies.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form and in relation to any other matter which may come before the meeting, the proxy shall be entitled to vote in his/her discretion.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at P.O. Box 3550, South Hackensack NJ 07606-9250, U.S.A. not less than 48 hours before the time appointed for the Meeting, that is no later than 9.30 a.m. on Wednesday, June 30, 2010 (Singapore time) or 9.30 p.m. on Tuesday, June 29, 2010 (New York time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.

Pursuant to the bye-laws of the Company, no resolution of Members may be passed, whether an ordinary resolution or a special resolution, without the affirmative vote of the Special Share cast by the holder of the Special Share.

8.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 14, 2010 (New York time) are entitled to receive notice of and to attend and vote at the Annual General Meeting.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

▼ FOLD AND DETACH HERE ▼

PLEASE COMPLETE IN BLOCK CAPITALS

I/We

of

being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, July 2, 2010 at 9·30 a.m. (Hong Kong time), and at any adjournment thereof.

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Address Change/Comments (Mark the corresponding box on the reverse side)	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250 (Continued and to be marked, dated and signed, on the other side) 74811